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Exhibit 12.01

        SCANA Corporation

Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30, 2009	Twelve Months Ended September 30, 2009
			Years Ended December 31,
Dollars in Millions			2008	2007	2006	2005	2004
Fixed Charges as defined:
Interest on long-term debt	$186.9	$254.1	$238.2	$214.9	$213.1	$209.4	$206.9
Amortization of debt premium, discount and expense (net)	3.6	4.8	4.6	4.6	4.8	6.0	5.4
Interest component on rentals	7.1	6.6	4.5	6.3	5.0	4.7	3.9
Preference security dividend requirement of consolidated subsidiary	8.8	11.7	11.7	11.7	11.8	11.8	11.9

Total Fixed Charges (A)	$206.4	$277.2	$259.0	$237.5	$234.7	$231.9	$228.1

Earnings as defined:
Pretax income (loss) from continuing operations	$399.3	$534.9	$542.1	$467.6	$440.2	$208.7	$387.1
Total fixed charges above	206.4	277.2	259.0	237.5	234.7	231.9	228.1
Pretax equity in (earnings) losses of investees	(4.1)	(5.4)	(8.0)	18.1	20.1	71.9	(5.4)
Cash distributions from equity investees	2.4	4.9	6.2	7.8	6.7	7.1	7.4
Preference security dividend requirement from above	(8.8)	(11.7)	(11.7)	(11.7)	(11.8)	(11.8)	(11.9)

Total Earnings (B)	$595.2	$799.9	$787.6	$719.3	$689.9	$507.8	$605.3

Ratio of Earnings to Fixed Charges (B/A)	2.88	2.89	3.04	3.03	2.94	2.19	2.65

Note:
For purposes of these ratios, earnings represent pre-tax income from continuing operations plus fixed charges and distributed income from equity investees, less preferred stock dividend requirements. Fixed charges represent interest charges, preferred stock dividend requirements and the estimated interest portion of annual rentals.

South Carolina Electric & Gas Company

Ratios of Earnings to Fixed Charges

	Nine Months Ended September 30, 2009	Twelve Months Ended September 30, 2009
			Years Ended December 31,
Dollars in Millions			2008	2007	2006	2005	2004
Fixed Charges as defined:
Interest on long-term debt	$134.5	$184.3	$166.6	$149.8	$144.1	$143.0	$144.2
Amortization of debt premium, discount and expense (net)	2.9	3.8	3.6	3.6	3.8	4.2	4.2
Interest component on rentals	4.8	5.1	4.2	5.3	4.3	3.9	3.3

Total Fixed Charges (A)	$142.2	$193.2	$174.4	$158.7	$152.2	$151.1	$151.7

Earnings as defined:
Pretax income (loss) from continuing operations	$344.6	$431.4	$440.1	$361.4	$331.5	$113.7	$362.8
Total fixed charges above	142.2	193.2	174.4	158.7	152.2	151.1	151.7
Pretax equity in (earnings) losses of investees	—	—	(3.0)	19.5	21.8	77.2	1.3

Total Earnings (B)	$486.8	$624.6	$611.5	$539.6	$505.5	$342.0	$515.8

Ratio of Earnings to Fixed Charges (B/A)	3.42	3.23	3.51	3.40	3.32	2.26	3.40

Note:
For purposes of these ratios, earnings represent pre-tax income from continuing operations plus fixed charges and distributed income from equity investees, less preferred stock dividend requirements. Fixed charges represent interest charges, preferred stock dividend requirements and the estimated interest portion of annual rentals.

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  Exhibit 12.01